Exhibit 99.1

Foresight Completes a Successful System Demonstration with Uniti Sweden

NESS ZIONA, Israel, August 21, 2017 – Foresight Autonomous Holdings Ltd., a leading developer of Advanced Driver Assistance Systems (NASDAQ and TASE: FRSX), announced today that the company has successfully completed a system demonstration performed with Uniti Sweden. The system’s capabilities were demonstrated in Sweden, under a controlled environment and in open road driving.

The parties intend to negotiate a definitive agreement for commercial cooperation whereby Foresight’s multispectral all-weather conditions system will be developed and integrated into Uniti’s electric vehicles as an advanced driver-assistance system (ADAS), as well as the leading sensor system for the future autonomous capabilities of Uniti’s electric cars.

Uniti CEO, Lewis Horne, stated, “What Foresight can achieve in all weather and lighting conditions is impressive. Their technology mimics the vision system of humans, while greatly exceeding human vision capabilities and limitations. They are sure to be an important player in the future of autonomous electric cars.”

Foresight CEO, Mr. Haim Siboni, said, “We are very excited about the opportunity to team up with Uniti Sweden and provide Foresight’s unique multispectral-all-weather conditions vision-based ADAS system for Uniti’s premium electric vehicles. Both Uniti and Foresight share the same DNA of innovative companies with a strong passion to revolutionize safety and the driving experience for manned and autonomous vehicles. I am confident that this cooperation will be a game changer in the automotive industry.”

About Uniti

Uniti Sweden, founded in 2016, is developing a mass market electric city car that brings a new approach to safety and sustainability. The vehicle features autonomous capabilities and boasts an intuitive user experience which includes an electronic steering system, and a full-screen heads-up display. The highly scalable, lightweight construction, ushers in a new era for premium vehicle manufacturing.

About Foresight

Foresight (NASDAQ and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of Advanced Driver Assistance Systems (ADAS) based on 3D video analysis, advanced algorithms for image processing and artificial intelligence. The company, through its wholly owned subsidiary, develops advanced systems for accident prevention, which are designed to provide real-time information about the vehicle's surroundings while in motion. The systems are designed to alert drivers to threats that might cause accidents, resulting from traffic violations, driver fatigue or lack of concentration, etc., and to enable highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company estimates that its systems will revolutionize ADAS by providing an automotive grade, cost-effective platform, and advanced technology.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, when Foresight discusses that it intends to negotiate a definitive agreement with Uniti Sweden, that Foresight’s products will be integrated into Uniti’s vehicles, that it will be an important player in the future of autonomous electric cars and that it estimates that its systems will revolutionize ADAS, it is using forward-looking statements. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s registration statement on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on June 1, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com